

21002382

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2020___ AND ENDING___December 31, 2020___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry St., Suite 800, Denver, CO 80246

(No. and Street)

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie Rojas (303) 296-6260

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Leslie Rojas_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Gill Capital Partners, LLC_____ , as of __December 31_____ , 20__20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CCO
_____
Title

_____ 2/26/2021
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (o) Report of Independent Registered Public Accounting Firm
- x (p) Independent Auditor's Report of Broker-Dealer's Exemption Report
- x (q) Broker-Dealer's Exemption Report
- x (r) Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part II Filing

KAYLA BENJAMIN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174020313
MY COMMISSION EXPIRES MAY 12, 2021

State of Colorado
County of Arapahoe

GILL CAPITAL PARTNERS, LLC
TABLE OF CONTENTS



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gill Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gill Capital Partners, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Gill Capital Partners, LLC's auditor since 2019.

Denver, Colorado
February 25, 2021

GILL CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	542,075
Clearing deposit		25,331
Receivables		120,066
Commissions receivable		148,827
Right-of-use asset		343,077
Other assets		9,108
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $93,547		5,426
Deposits		3,246
TOTAL ASSETS	$	1,197,156

LIABILITIES AND MEMBER'S EQUITY

Lease liability	$	398,533
Payroll Protection Loan		185,021
Other liabilities		98,407
TOTAL LIABILITIES		681,961
COMMITMENTS AND CONTINGENCIES (Note C)		
MEMBER'S EQUITY		515,195
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,197,156

The accompanying notes are an integral part
of this financial statement.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2020

REVENUES

Commissions	$ 1,807,314
Investment advisory fees	2,655,364
Retirement plan services	218,404
Other revenue	38,247
Interest	619
Total revenues	4,719,948

EXPENSES

Salaries, commissions, and benefits	3,478,038
Occupancy, equipment, and communications	133,942
General and administrative	501,261
Management consulting fee	408,660
Depreciation	2,093
Interest	2,600
Total expenses	4,526,594

NET INCOME	$ 193,354

The accompanying notes are an integral part
of this financial statement.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2020

Balance, December 31, 2019	$	321,841
Net income		193,354
Balance, December 31, 2020	$	515,195

The accompanying notes are an integral part
of this financial statement.

5

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the year ended December 31, 2020

Subordinated borrowings at December 31, 2019	$	130,000
Increases		-
Decreases		(130,000)
Subordinated borrowings at December 31, 2020	$	-

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	193,354
Non-cash items-		
Depreciation		2,093
Amortization of lease asset		114,359
Increase in-		
Clearing deposit		(17)
Receivables		(27,946)
Other assets		(759)
Other liabilities		56,104
Commissions receivable		(148,827)
Decrease in -		
Payments on operating lease liability		(127,832)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		60,529

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Payroll Protection Loan		185,021
Payments for Subordinate borrowings		(130,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES		55,021
NET INCREASE IN CASH AND CASH EQUIVALENTS		115,550
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		426,525
CASH AND CASH EQUIVALENTS, END OF YEAR	$	542,075

SUPPLEMENTAL INFORMATION

Cash paid for interest	$	2,600

The accompanying notes are an integral part
of this financial statement.

7

GILL CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Gill Capital Partners, LLC (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, LLC (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

The Company is the Investment Manager to the Parliament Income Fund, LLC.

Basis of Accounting
The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents
For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. The Company maintained cash and cash equivalents in excess of FDIC limits in the amount of $195,248 at December 31, 2020.

Receivable from Customers
Receivables from customers consist of balances due from advisory and tax planning fees. Management has deemed the entire balance to be collectible as of December 31, 2020, and thus has not recorded an allowance for doubtful accounts.

Property and Equipment
Furniture, equipment and computer equipment are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Financial Advisory Services and Revenue Recognition
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company adopted this ASU in January 2018 using a modified retrospective approach. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows in 2020.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Clients can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from 0.50% to 2.00%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are either billed quarterly in arrears (five days before each quarter end) or quarterly in advance (as soon as administratively possible after quarter end). Fees are calculated based upon the value plus accrued interest.

The Company is the Investment Manager to the Parliament Income Fund, LLC, a private fund-of-funds. The Company earns a management fee calculated at a rate of 1/12 of 1.50% of the closing value of each member's capital account as of the last business day of each month. Management fees are billed quarterly in arrears.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Services and Revenue Recognition
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Advertising
Advertising is expensed as incurred. There were no advertising expenses for the year ended December 31, 2020.

Income Taxes
The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the years since December 31, 2017.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially adversely affected.

B. BORROWINGS

The Company had a $130,000 note payable to a stockholder which was subordinate to the claims of general creditors, bore interest at 8% per annum, and was scheduled to mature March 1, 2022. This note was paid off in 2020. Total related party interest expense amounted to $2,600 for the year ending December 31, 2020.

The Company had a loan in the amount of $185,021 from the Small Business Administration under the Payroll Protection Program. The loan was issued on April 22, 2020, bore interest at 1% per annum, and was scheduled to mature on April 22, 2022. Payments on this loan were deferred and no interest payments were made for the year ending December 31, 2020. The Company applied for loan forgiveness under the terms of the Payroll Protection Program and received notice on February 22, 2021 that the loan was forgiven in full.

C. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities from unrelated parties under a non-cancelable operating lease expiring in December 2023. The lease has a remaining term of three years, and does not contain options to either extend or terminate the lease. Total rent expense charged to operations under all operating leases was $115,709 in 2020.

GILL CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

C. COMMITMENTS AND CONTINGENCIES (Continued)

Operating Leases:

Right-of-use assets	600,385
Accumulated Amortization	257,308
Right-of-use assets, net	343,077
Operating Lease Liability	398,533

Maturities of lease liabilities at December 31, 2020 were as follows:

Year	Amount
2021	130,388
2022	132,845
2023	135,350
Total Lease Payment	398,533
Less imputed interest	(55,546)
	343,077

D. RETIREMENT PLANS

Employee Stock Ownership Plan
The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Ownership Plan (the Plan) pursuant to an Employee Stock Ownership Plan (the ESOP Plan).

Under the ESOP Plan, the Company may make contributions to the Plan of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Plan are invested in the stock of the Parent. Employees vest in contributions over a 7-year period. No contributions were made to the Plan during 2020.

401(k) Plan
The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company makes a Safe Harbor non-elective contribution of 3% of compensation, regardless of employee deferrals. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees vest in the Company matching contributions immediately. The Company made Safe Harbor contributions totalling $62,681 to the plan during the year ended December 31, 2020. The Company committed to an elective profit sharing contribution to employees in the amount of $50,000, which was a payable on the balance sheet at December 31, 2020. The Company expects the elective profit sharing contribution to be deposited into participant accounts by late February or early March of 2021.

E. REGULATORY REQUIREMENTS

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $562,370, which was $512,370 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 27.36%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $408,660 during 2020.

The Company earned management fees of $183,657 from the Parliament Income Fund, LLC in 2020. The amount due from the Parliament Income Fund, LLC was $51,307 on December 31, 2020.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, short-term receivables, short-term payables, and subordinated borrowings approximated their fair value at December 31, 2020.

H. SUBSEQUENT EVENTS

The Company received notice on February 22, 2021 that the Payroll Protection Program loan in the amount of $185,021 was forgiven in full.

Management has evaluated subsequent events through February 25, 2021, the date on which the financial statements were issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Assets	$	1,197,854
Less liabilities		(631,991)
Net worth		565,863
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		7,519
Receivables from customers		120,066
Otherassets		9,108
Deposits		3,246
Total non-allowable assets		139,939
Additions:		
Subordinated borrowings		-
Total additions		-
Net capital before haircuts on securities positions		425,924
Haircuts and undue concentration		-
NET CAPITAL	$	425,924
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	375,924
AGGREGATE INDEBTEDNESS	$	103,893
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		24.39%

GILL CAPITAL PARTNERS, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2020

NET CAPITAL PER COMPANY'S UNAUDITED FORMX-17A-5 PART II FILING	**425,924**
Adjustments: Increase in PPP Loan	185,021
Adjustments: Increase in Bonus Accrual	(50,000)
Adjustments: Other	1,425
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-S(d)	<u>562,370</u>

GILL CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company operates pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2020.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gill Capital Partners, LLC

We have reviewed management's statements, included in the accompanying exemption report regarding compliance with Rule 15c3-3 exemption report, in which (1) Gill Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 25, 2021



February 22, 2021

To Whom it May Concern:

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, LLC for the fiscal year ending December 31, 2020.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   > *(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.*

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2020 without exception.

Respectfully submitted,

Leslie S. Rojas
CCO and FinOp